NO ACT

PE 6-13-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007345

July 5, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-5-11

Sean P. Kehoe
Kilpatrick Townsend & Stockton LLP
Suite 900 607 14th St., NW
Washington, DC 20005-2018

Re: Andrea Electronics Corporation
Incoming letter dated June 13, 2011

Dear Mr. Kehoe:

This is in response to your letter dated June 13, 2011 concerning the shareholder proposal submitted to Andrea by Alpha Capital Anstalt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Eliezer Drew
Grushko & Mittman, P.C.
515 Rockaway Avenue
Valley Stream, NY 11581

July 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Andrea Electronics Corporation
Incoming letter dated June 13, 2011

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Andrea may exclude the proposal under rule 14a-8(e)(2) because Andrea received it after the 120-day deadline for submitting proposals in rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if Andrea omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Andrea did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Andrea's request that the 80-day requirement be waived.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5881
direct fax 202 585 0051
SKehoe@KilpatrickTownsend.com

June 13, 2011

VIA FEDERAL EXPRESS and E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Andrea Electronics Corporation
Commission File No. 1-4324
Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and on behalf of Andrea Electronics Corporation (the "Company"), we hereby notify the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Company's 2011 annual meeting of shareholders (the "2011 Annual Meeting") the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted to the Company by Alpha Capital Anstalt (the "Shareholder"), on the grounds that the Shareholder Proposal was not timely under Rule 14a-8(e).

Pursuant to Question C of Staff Legal Bulletin No. 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff at *shareholderproposals@sec.gov*. In addition, a hard copy of this letter is also being sent via Federal Express to the address listed above.

I. The Shareholder Proposal

A copy of the Shareholder's letter dated June 1, 2011 and related materials, including the Shareholder Proposal, is attached hereto as **Exhibit A.** The Shareholder Proposal reads, in relevant part, as follows:

> **"Resolved**: The shareholders of Andrea Electronics Corporation ("the Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating the roles of our Chief Executive Officer ("CEO")

> and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation."

The Company received the Shareholder Proposal by Federal Express on June 2, 2011 (see Federal Express tracking information attached as **Exhibit B**).

II. The Shareholder Proposal May Be Properly Excluded Under Rule 14a-8(e)(2)

Under Rule 14a-8(e)(2), a shareholder proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The release date for the Company's 2010 annual meeting proxy statement was August 20, 2010 and, therefore, the deadline for submitting shareholder proposals was April 22, 2011. Pursuant to Rule 14a-8(e)(1), the Company disclosed the deadline for submitting shareholder proposals in the Company's 2010 annual meeting proxy statement on page 17 under the heading "Submission of Business Proposals and Shareholder Nominations" (see relevant proxy disclosure attached as **Exhibit C**). Specifically, the Company disclosed the following:

> "The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than April 22, 2011. If next year's annual meeting is held on a date more than 30 calendar days from September 22, 2011, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission."

The Shareholder Proposal, dated June 1, 2011, was received by the Company on June 2, 2011, over a month after the SEC mandated and Company's disclosed deadline of April 22, 2011. As such, the Shareholder Proposal was not timely, and may be excluded pursuant to Rule 14a-8(e).

We note that Rule 14a-8(e)(2) provides for an alternative method of calculating the deadline for shareholder proposal submissions if the company did not hold an annual meeting the previous year or if the date of the current year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. The Company's previous annual meeting of shareholders was held on September 22, 2010. The date for the 2011 annual meeting is September 23, 2011. Since the 2011 annual meeting will be held within 30 days of the anniversary of the 2010 annual meeting, the alternative method of calculation set forth in Rule 14a-8(e)(2) is not applicable.

In no-action letters, the Commission Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if by only one or two days. *See, e.g., Johnson & Johnson* (avail. Jan. 13, 2010) (permitting the exclusion of a proposal received one day after the deadline, even though the deadline fell on a federal holiday); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (permitting the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement). Furthermore, the Commission Staff has recommended that shareholders submit proposals "well in advance of the deadline." *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001). Consistent with the foregoing, we believe that it is appropriate to exclude the Shareholder Proposal from the Proxy Materials as untimely under Rule 14a-8(e).

We note that Rule 14a-8(f) requires that a company notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the Company's properly determined deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Shareholder Proposal to be excluded under Rule 14a-8(e)(2). However, the Company is simultaneously providing the Shareholder with a copy of this letter in accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14 (July 13, 2001).

We therefore request that the Commission Staff concur that the Shareholder Proposal may properly be excluded from the 2011 Proxy Materials because the Shareholder Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

III. Request for Waiver of Rule 14a-8(j)(1) Deadline

The Company further requests that the Commission Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Commission Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline.

The Company presently intends to file its definitive proxy materials on or about August 18, 2011. The Shareholder Proposal was not received until June 2, 2011, only 77 days prior to the Company's August 18, 2011 file date. Therefore, it was impossible for the Company to prepare and file this submission within the 80 day requirement.

The Commission Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline has passed." *See* Staff Legal Bulletin No. 14B (September 15, 2004). The Commission Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See, e.g., Altria Group Inc.* (avail. Apr. 2, 2010) and *Bank of America* (avail. Mar. 1, 2010).

Accordingly, we believe that the Company has shown good cause for its inability to meet the 80-day requirement and we respectfully request that the Commission Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion

For the reasons outlined above, and without addressing or waiving any other possible grounds for exclusion, the Company requests that the Commission Staff concur with our opinion that the Shareholder Proposal in its entirety may be excluded from the Company's 2011 Proxy Materials because the Shareholder failed to submit his proposal in a timely manner. In addition, the Company requests that the Commission Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact me at (202) 508-5881 or by return e-mail.

We request that you transmit your response by e-mail to me at SKehoe@kilpatricktownsend.com. We understand that you can provide your response to the Shareholder care of Grushko & Mittman, P.C. via email at counslers@aol.com or in hard copy to 515 Rockaway Avenue, Valley Stream, New York 11581.

Very truly yours,

Sean P. Kehoe

Enclosure
cc: Douglas J. Andrea, Andrea Electronics Corporation
Corisa L. Guiffre, Andrea Electronics Corporation
Erich M. Hellmold, Esq., Kilpatrick Townsend & Stockton LLP
Eliezer Drew, Grushko & Mittman P.C.

Exhibit A

Grushko & Mittman, P.C.
Attorneys at Law
515 Rockaway Avenue
Valley Stream, New York 11581

212.697.9500 (Telephone)
212.697.3575 (Facsimile)

Firm email: counslers@aol.com
Website: www.grushkomittman.com

Edward M. Grushko
Barbara R. Mittman
Eliezer Drew - Admitted NY/NJ

June 1, 2011

Via FedEx and First Class Mail

ANDREA ELECTRONICS CORPORATION
65 Orville Drive
Bohemia, New York 11716
Attn: Douglas J. Andrea, Chairman of the Board, and CEO

Re: <u>Shareholder Proposal for 2011 Proxy Statement</u>

Dear Mr. Andrea:

Herewith find a Shareholder Proposal ("Proposal") to be included in the Proxy Statement for the 2011 shareholder meeting of Andrea Electronics Corporation (the "Company").

In accordance with regulation 14a-8(b)2i under the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"), herewith find proof sufficient to satisfy the ownership requirement for eligibility to submit a shareholder proposal for consideration at the next shareholders meeting of the Company. The Andrea common stock described on the statements is held in "street name". Herewith find Alpha Capital Anstalt's ("Alpha") redacted stockbrokerage account statement for the months of March 2010 through April 2011 and a letter from JH Darbie & Co. the "record holder" of Alpha's shares. Alpha is eligible to submit a shareholder proposal inasmuch as Alpha has continuously owned at least $2,000 in market value of Andrea's common stock for at least one year prior to the submission of the proposal.

Pursuant to Regulation 14a-8(b)(2) of the Act please be advised that Alpha holds and intends to continue to hold, through the date of the meeting, the amount of shares necessary to allow Alpha to submit a shareholder proposal.

I take this opportunity to inform you that pursuant to Regulation 14a-8(f) of the Act, in the event the company believes there is a procedural or eligibility deficiency concerning the proposal, the company must notify Alpha within fourteen calendar days of receiving the proposal, and comply with other requirements of the relevant rules and regulations.

Pursuant to Regulation 14a-8(j)(1) of the Act, in the event that the Company intends to exclude Alpha's proposal from its proxy materials on substantive grounds, it must file its reasons with the Securities and Exchange Commission not later than eighty calendar days before the Company files its definitive proxy statement and form of proxy with the Securities and Exchange Commission. The Company must simultaneously provide Alpha a copy of such submission.

Sincerely,

GRUSHKO & MITTMAN P.C.

Eliezer Drew

J H DARBIE & CO., INC.

Financial Services
99 Wall Street, 6th Floor, New York, NY 10005
Telephone 212-269-7271 Facsimile 212-269-7330
www.jhdarbie.com



MEMBER-FINRA-MSRB-NFA-SIPC

May 17, 2011

To Whom It May Concern:

Alpha Capital maintains an account with our brokerage firm J H Darbie since June 24, 2008. The account currently holds in streetname 125,468 shares of Andrea Electronics Corp.'s ("Andrea") common stock, which are credited to the account & has held the shares continuously since July 8, 2008 when they were transferred into the account from First Montauk Securities.

During this time period Andrea's common stock has never traded below $0.02 and therefore the value of Alpha's shares of Andrea's common stock has not been worth less than $2,509.36.

Sincerely,

JH Darbie & Co.

Stockholder Proposal Regarding the Separation of the Roles of Chairman and Chief Executive Officer

Alpha Capital Anstalt, c/o: Grushko & Mittman P.C., 515 Rockaway Avenue Valley Stream, New York 11581, the owner of 125,468 Shares of Common Stock has advised the company that it intends to propose a resolution at the Annual Meeting. The proposed resolution and the statement in support are set forth below.

Resolved: The shareholders of Andrea Electronics Corporation (the "Company") request that our Board establish a policy (to be firmly specified in our charter or bylaws if feasible) of separating the roles of our Chief Executive Officer ("CEO") and Board Chairman, so that an independent director who is not serving as an executive officer of our Company, serve as our Chairman whenever possible. Currently, Douglas J. Andrea is both the Chairman of the Board and the Chief Executive Officer of Andrea Electronics Corporation.

This proposal shall be made to apply at such time as it would not cause to be breached any contractual obligations in effect at the time of the 2011 shareholder meeting.

Supporting Statement

This proposal gives our company an opportunity to follow Securities and Exchange Commission Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2010 shareholder meeting.

The primary purpose of a Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including oversight and management of our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

A number of respected institutions recommend such separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "The leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

An independent board structure will also help the board address the economic stagnation faced by our company over the last several years. Management has had insignificant impact on improving shareholder value over the last several fiscal years. An independent Chairman of the Board would have a greater incentive to pursue improving shareholder value even at the expense of entrenched management.

In order to ensure that our Board can provide the proper strategic direction for our Company with independence and accountability, we urge a vote FOR this resolution

Exhibit C

Payments Made Upon a Change in Control. If the Company materially changes Mr. Andrea's position or terminates Mr. Andrea's employment within the term of the employment agreement or 12 months after the term of the employment agreement and following a change in control, as defined in the employment agreement, then the Company must provide Mr. Andrea a sum equal to two years of Mr. Andrea's most recent base salary plus a pro rated portion of Mr. Andrea's most recent annual and four quarterly bonuses paid immediately preceding the change of control, continuation for two years of health and medical benefits coverage and, for a period of 18 months from the expiration of such two year period, provide COBRA continuation coverage, if available, to Mr. Andrea. All stock options, whether then vested or unvested, shall vest and/or become exercisable.

The Company has entered into a change in control agreement with Ms. Guiffre. The change in control agreement provides Ms. Guiffre with a severance benefit upon termination in connection with a change in control (as defined in the agreement). If Ms. Guiffre is terminated following a change in control, the Company will pay Ms. Guiffre a sum equal to three times Ms. Guiffre's average annual compensation for the five preceding taxable years. All restrictions on any restricted stock will lapse immediately and incentive stock options and stock appreciation rights, if any, will become immediately exercisable in the event of a change in control. Upon the occurrence of a change in control followed by Ms. Guiffre's termination of employment, the Company will cause to be continued life, medical, dental and disability coverage. Such coverage and payments shall cease upon the expiration of 36 full calendar months following the date of termination.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers and persons who beneficially own more than ten percent of the Company's common stock to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of common stock in the Company. Officers, directors and greater-than-ten percent shareholders are also required to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Section 16(a) of the Securities Exchange Act of 1934, as amended, during the year ended December 31, 2009 and Forms 5 and amendments thereto furnished to the Company with respect to the year ended December 31, 2009, and written representations provided to the Company from the individuals required to filed reports, the Company believes that each of the individuals required to file reports complied with applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2009.

Submission of Business Proposals and Shareholder Nominations

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than April 22, 2011. If next year's annual meeting is held on a date more than 30 calendar days from September 22, 2011, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's By-laws provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must give written notice of such nominations and/or proposals to the Secretary not less than 90 days prior to the date of the annual meeting. A copy of the By-laws may be obtained from the Company.
